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SUPPL

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use: ... used under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration ... securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information ... securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company ... securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory ... in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 6/04/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR
GIVEN NAMES: HARRY
NO. STREET: 2303 WEST 41ST AVENUE APT
CITY: VANCOUVER
PROV.: BC POSTAL CODE: V6M2A3
BUSINESS TELEPHONE NUMBER: 604-685-1870
BUSINESS FAX NUMBER: 604-685-6350
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [ ]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Private Options	(30000)							(30000)	1	H. Barr
Options	487000							487000	2	Cdn Gravity
Common	381500							381500	2	Can Gravity
Common	1054670							1054670	4	293020
Common	45000	15/04/03	10		2000	0.47		43000	1	H. Barr

ATTACHMENT: YES [ ] NO [X]

BOX 6. REMARKS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR
SIGNATURE:
DATE OF THE REPORT (DAY/MONTH/YEAR): 16/04/03